



SEEKING Persephone

Thank you for your interest in helping bring *Seeking Persephone* to life. With the money raised on Kickstarter, sets were built, costumes were designed and constructed, and filming commenced in Utah. The remainder of *Seeking Persephone* will be filmed on location in England.

Our plan for *Seeking Persephone* is to complete the film for around $1,000,000. Our goal is to raise $800,000 to film the remaining portion of the film, complete post-production, and secure distribution. Keeping the cost down will greatly increase the likelihood that investors will make a return on their investment.

We will soon be launching a crowdfunding campaign on Wefunder to secure the remaining funds. **With Wefunder someone can invest as little as $100.** If you are interested in possibly investing please fill out this brief questionnaire. Any further questions, please e[redacted]

Gauging Interest Questionnaire

Your Information

Filling out this form does not obligate you to invest in *Seeking Persephone* in any way.

First name

Last name

Email *

Questions

Question 1:

If "Seeking Persephone" launched an equity crowdfunding campaign and allowed people to invest in this movie, would you be interested in supporting the production of the film by becoming an investor? *

- Yes, I would invest
- Maybe I would invest
- I would buy a ticket to see the movie, but I wouldn't invest

Question 2:

If you are interested in investing to support the production of the movie, about how much do you think you would invest? *

$

Question 3:

Have you ever invested in an equity crowdfunding campaign before? *

- Yes, I have
- No, I haven't

Submit

Legally, we must include the following:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.







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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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